FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Rowe, John W.	2. Issuer Name and Ticker or Trading Symbol Exelon Corporation (EXC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President & CEO
(Last) (First) (Middle) 10 South Dearborn Street, 37th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Chicago, IL 60603		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	02/25/2002		A	27,262(1)	A			D
Common Stock	02/25/2002		F	188	D	$49.67	22,033(2)(3)	D
Common Stock (Deferred Shares)							67,026(4)	I	By Stock Deferral Plan
Common Stock (401k Shares)							1,647(5)	I	By 401(k) Plan
Common Stock							1,750	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Comp. - Phantom Shares	1 for 1						Immediately	None	Common Stock	10,476		10,476(7)	D
NQ Stock Options 03-16-1998	$35.20						(6)		Common Stock	137,500		137,500	D
NQ Stock Options 01-25-1999	$37.64						(6)		Common Stock	104,500		104,500	D
NQ Stock Options 03-04-1999	$37.44						(6)		Common Stock	12,350		12,350	D
NQ Stock Options 01-25-2000	$39.02						(6)		Common Stock	118,750		118,750	D
NQ Stock Options 10-20-2000	$59.50						(6)		Common Stock	266,700		266,700	D
NQ Stock Options 01-02-2001	$67.88						(6)		Common Stock	233,300		233,300	D
NQ Stock Options 01-28-2002	$46.92	01/28/2002		A	200,000		(6)		Common Stock	200,000		200,000	D

Explanation of Responses:

(1) Shares awarded pursuant to Exelon Long Term Incentive Plan. 1/3 of award vested immediately and were deferred into the Stock Deferral Plan, net of shares withheld and sold to satisfy the tax liability.
(2) Includes 487 shares acquired through automatic dividend reinvestment.
(3) Includes 500 shares acquired through the Employee Stock Purchase Plan on 3/30, 6/30, 9/30, and 12/31, and an adjustment to correct an administrative error which resulted in the overstatement of 144 shares on the Form 5 for the year ended 12/31/2001.
(4) Includes 2,219 shares acquired through automatic dividend reinvestment, and 8,899 shares deferred from the Exelon Long Term Incentive Plan described in Note (1) above.
(5) Shares held as of 12/31/2002 in a multi-fund 401(k) plan to be settled upon the reporting person's termination of employment for any reason on a 1:1 basis. Shares are acquired through regular periodic contributions and the automatic reinvestment of dividends.
(6) Non-qualified stock options vest in 1/3 increments on the first three anniversaries of the grant date (referenced in Column 1) and expire ten years from the grant date unless terminated earlier under the terms of the option plan or grant.
(7) Shares held as of 12/31/2002 in a multi-fund Deferred Compensation Plan to be settled for cash upon the reporting person's termination of employment for any reason on a 1:1 basis. Shares are acquired through regular periodic contributions and the automatic reinvestment of dividends.

By: /s/ Scott N. Peters, Esq. Attorney in Fact for John W. Rowe **Signature of Reporting Person	Feb. 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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